INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

February 16, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-275233)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Jeffrey Foor of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 29, 2023, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Knowledge Leaders Developed World ETF (the “Acquired Fund”), a series of Investment Managers Series Trust, into AXS Knowledge Leaders ETF (the “Acquiring Fund”), a series of the Registrant. The Acquired Fund and the Acquiring Fund are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 390 (“PEA No. 390”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on October 13, 2023.

Response: The Registrant has incorporated all applicable revisions from PEA No. 390 into the Registration Statement.

Questions & Answers

2.	With respect to the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?” the answer states “[u]nlike the Acquired Fund’s unitary fee, the Acquiring Fund’s unitary fee excludes professional fees related to services for the collection of foreign tax reclaims. This may cause the total annual operating expenses of the Acquiring Fund to be higher than the total annual operating expenses of the Acquired Fund; however, the benefits of such services to the Acquiring Fund are expected to outweigh the fees.” Please highlight these sentences to note the differences in fee exclusions for the Funds. In addition, please confirm in your written response to the staff that the fees for the Acquiring Fund are not expected to go up due to the differences in the unitary fee exclusions.

Response: The Registrant has bolded these sentences as requested. The Acquiring Fund’s total annual operating expenses are expected to be higher than those of the Acquired Fund due to the excluded professional fees related to services for the collection of foreign tax reclaims; however, as noted in the Registration Statement, the benefits of such services to the Acquiring Fund are expected to outweigh the fees. The Registrant has replaced the “Comparison Fee Tables and Examples” with the information below, and has made other corresponding revisions in the Registration Statement, as appropriate.

Fees and Expenses
	Acquired Fund	Acquiring Fund (Pro forma)
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%
Distribution (Rule 12b-1) Fees	None	None
Other Expenses	0.00%	0.03%[1]
Total Annual Fund Operating Expenses	0.75%	0.78%

[1]	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.

Example

The Example below is intended to help you compare the cost of investing in the Acquired Fund with the cost of investing in the Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in each Fund and then sell all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses and Net Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you sell your shares:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund	$77	$240	$417	$930
Acquiring Fund (Pro forma)	$80	$249	$433	$966

Combined Proxy Statement and Prospectus

3.	Under “Comparison Fee Tables and Examples” consider adding to the first paragraph additional information about the differences in the unitary fee exclusions for the Funds.

Response: The Registrant has revised the paragraph as follows:

The following shows the fees and expenses for the Acquired Fund based on the Acquired Fund’s assets as of October 23, 2023. Only pro forma information is provided for the Acquiring Fund because it will not commence operations until the Reorganization is completed. As the Acquiring Fund has not yet commenced operations as of the date of this Proxy Statement, the Other Expenses shown for the Acquiring Fund are estimates. ~~Each Fund operates under a unitary fee contract structure whereby each Fund pays the Adviser a management fee, and the Adviser then pays all expenses incurred by the Fund except for the management fee and certain other expenses. The management fee for the Acquiring Fund is the same as the management fee for the Acquired Fund.~~ Each Fund operates under a unitary fee contract structure. In a unitary fee contract structure, each Fund pays the respective advisor a fee, and each advisor has agreed to pay all expenses incurred by the Fund except for the advisory fee and certain other expenses. The unitary fee for the Acquiring Fund is the same as the unitary fee for the Acquired Fund (0.75% per annum of each Fund’s average daily net assets). Unlike the Acquired Fund’s unitary fee, the Acquiring Fund’s unitary fee excludes professional fees related to services for the collection of foreign tax reclaims. While this may cause the total annual operating expenses of the Acquiring Fund to be higher than the total annual operating expenses of the Acquired Fund, the benefits of such services to the Acquiring Fund are expected to outweigh the fees. The Acquired Fund currently does not utilize services for the collection of foreign tax reclaims.

4.	In the discussion of the investment advisor under the section entitled “Investment Advisors, Portfolio Managers and Manager of Managers Structure” it states “[n]either Ms. Rakowski or Mr. Ludwig has any position with the Acquired Fund or the Acquiring Fund.” Please explain Mr. Ludwig’s relationship with the Funds.

Response: The Registrant notes the disclosure regarding Mr. Ludwig was inadvertently added and it should reference Steven Vanelli. The disclosure has been revised as follows:

Neither Ms. Rakowski nor ~~Mr. Ludwig~~ Mr. Vannelli has any position with the Acquired Fund or the Acquiring Fund.

5.	IMST II has five trustees, two of whom as considered “interested persons’ as that term is defined under the 1490 Act. Please explain how the board of IMST II satisfies the provisions of Section 15(f).

Response: The Registrant confirms the Board currently satisfies the relevant provision of Section 15(f). In particular, Section 15(f) requires that, during the three-year period following the transaction, at least 75% of the Fund’s board of trustees must not be “interested persons” of the investment advisor or predecessor investment advisor within the meaning of Section 2(a)(19) of the 1940 Act. None of the IMST II trustees are currently interested persons of the Funds’ investment advisors.

Statement of Additional Information (“SAI”)

6.	In the SAI, please consider using the term Acquired Fund to avoid confusion with when the Knowledge Leaders Developed World ETF acquired the assets and liabilities of the Knowledge Leaders Developed World ETF, a series of Exchange Listed Funds Trust in May 2020.

Response: The Registrant has made the requested revisions.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777.

/s/ Diane J. Drake

Diane J. Drake

Secretary

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